Via Facsimile and U.S. Mail
Mail Stop 6010


January 17, 2006


Mr. S. Colin Neill
Chief Financial Officer, Secretary and Treasurer
Axonyx Inc.
500 Seventh Avenue, 10th Floor
New York, NY  10018

Re:	Axonyx, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	File No. 000-25571

Dear Mr. Neill:

      We have reviewed your December 6, 2005 response to our November
23, 2005 comment letter and have the following comment. In our comment, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


 Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note B - Significant Accounting Policies, page F-8

[1] - Principles of Consolidation, page F-8
1. Regarding your response to prior comment one, please tell us how your consolidation of OXIS as of December 31, 2004, apparently based solely on you controlling their board of directors, was appropriate under GAAP. In so doing, please address the applicability of ARB 51,
APB 18, SFAS 94, EITF 96-16 and any other relevant literature and your compliance with the applicable literature. In addition, in consolidating OXIS, please tell us what alternatives you considered in accounting for the outside interest in OXIS and how, in light of those alternatives, you concluded your accounting was appropriate.

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or Oscar Young, Senior Accountant, at (202) 551-3622 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.


Sincerely,




Jim B. Rosenberg
Senior Assistant Chief
Accountant
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Mr. S. Colin Neill
Axonyx, Inc.
January 17, 2006
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